Givaudan

RECEIVED
2007 APR -5 A 8:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022258

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 2 April 2007
RG/rmj7057
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Annual General Meeting 2007	30 March 2007	I
Media Release : Givaudan to open new Consumer Products Creative Centre in 2008	2 April 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

File N° 1263-23-82-5087

Media Release

Givaudan SA: Annual General Meeting 2007

Geneva, Switzerland, 30 March 2007 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 30 March 2007. It was attended by 178 shareholders, representing 2,393,190 (32.92%) of a total of 7,232,160 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2006 and released the Board of Directors. In 2006, Givaudan increased its net profit to CHF 412 millions.

The shareholders approved an increase of the ordinary dividend from CHF 17.60 in 2006 to CHF 18.80 in 2007 per registered share. It will be paid on 4 April 2007.

The Annual General Meeting re-elected Dietrich Fuhrmann and Peter Kappeler for another term to the Board of Directors of Givaudan.

The shareholders' meeting approved the proposal of the Board of Directors to increase the conditional share capital by CHF 1,321,600 from CHF 9,678,400 to CHF 11,000,000 in nominal value.

PricewaterhouseCoopers SA was re-elected as statutory and group auditors for 2007.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

PRINT

Givaudan to open new Consumer Products Creative Centre in 2008

Geneva, Switzerland / East Hanover, NJ – 2 April 2007 – Today Givaudan announced plans for a new North American Consumer Products Creative Centre to be located in East Hanover, New Jersey. The facility will be the most modern and technologically advanced commercial and perfume creation centre in the industry.

Strong underlying growth in all strategic product categories as well as changing client service requirements will underline the design strategy for the new site. Hardware and software infrastructure has been developed to provide world class service to large and small customers. Fragrance evaluation and testing facilities will double after the first phase of the project is complete.

The new Consumer Products Creative Centre will showcase Givaudan's industry leading investment in Technology and Innovation. State of the art automation and robotics will compliment the development and commercialisation of performance, controlled release and malodour based technologies. A new consumer and sensory intelligence lab will provide the centrepiece for a closer and more meaningful dialogue with fragrance end consumers.

Total investment in the new creative centre is USD 62 million. Construction will start in early spring 2007. The opening is scheduled for June 2008.

With a global turnover of CHF 4 billion, Givaudan (www.givaudan.com) is the leading company in the flavours and fragrance industry with a vision to be the Essential Source of Sensory Innovation for customers, driven by a mutual passion for excellence. Through unique sensory expertise and consumer insight, Givaudan provides customers with the taste and smell profiles that are key to their products' success. Givaudan serves global, regional and local customers around the world.

For further information please contact:
Peter Wullschleger, Givaudan Media & Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

END